Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF — November	84-2584405
Innovator S&P 500 Power Buffer ETF — November	84-2593652
Innovator S&P 500 Ultra Buffer ETF — November	84-2618537